**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**
Collection Period Ended      28-Feb-2017

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 20 | | | |
| Collection Period (from... to) | 1-Feb-2017 | 28-Feb-2017 | | |
| Determination Date | 13-Mar-2017 | | | |
| Record Date | 14-Mar-2017 | | | |
| Distribution Date | 15-Mar-2017 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-Feb-2017 | 15-Mar-2017 | Actual/360 Days | 28 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Feb-2017 | 15-Mar-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 323,000,000.00 | 44,326,018.89 | 25,782,927.28 | 18,543,091.61 | 57.408952 | 0.079823 |
| Class A-2B Notes | 215,000,000.00 | 29,504,935.17 | 17,162,010.42 | 12,342,924.75 | 57.408952 | 0.079823 |
| Class A-3 Notes | 441,580,000.00 | 441,580,000.00 | 441,580,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 157,000,000.00 | 157,000,000.00 | 157,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,505,580,000.00** | **672,410,954.06** | **641,524,937.70** | **30,886,016.36** | | |
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | | | |
| Adjusted Pool Balance | 1,544,188,085.19 | 711,015,656.19 | 680,129,639.83 | | | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 31,171,106.01 | 29,575,796.50 | | | |
| **Pool Balance** | **1,616,945,465.46** | **742,186,762.20** | **709,705,436.33** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.820000% | 30,289.45 | 0.093775 | 18,573,381.06 | 57.502728 |
| Class A-2B Notes | 1.040000% | 23,866.21 | 0.111006 | 12,366,790.96 | 57.519958 |
| Class A-3 Notes | 1.340000% | 493,097.67 | 1.116667 | 493,097.67 | 1.116667 |
| Class A-4 Notes | 1.750000% | 228,958.33 | 1.458333 | 228,958.33 | 1.458333 |
| **Total** | | **$776,211.66** | | **$31,662,228.02** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 32,000,247.39 | (1) Total Servicing Fee | 618,488.97 |
| Interest Collections | 1,716,307.23 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 180,656.83 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 380,923.67 | (3) Interest Distributable Amount Class A Notes | 776,211.66 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 9,023.86 | (6) Regular Principal Distributable Amount | 30,886,016.36 |
| **Available Collections** | **34,287,158.98** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| | | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (9) Excess Collections to Certificateholders | 2,006,441.99 |
| **Available Funds** | **34,287,158.98** | **Total Distribution** | **34,287,158.98** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 618,488.97 | 618,488.97 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 776,211.66 | 776,211.66 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 30,289.45 | 30,289.45 | 0.00 |
| thereof on Class A-2B Notes | 23,866.21 | 23,866.21 | 0.00 |
| thereof on Class A-3 Notes | 493,097.67 | 493,097.67 | 0.00 |
| thereof on Class A-4 Notes | 228,958.33 | 228,958.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 776,211.66 | 776,211.66 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 30,886,016.36 | 30,886,016.36 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 30,886,016.36 | 30,886,016.36 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 3,860,470.21 |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 947.77 |
| minus Net Investment Earnings | 947.77 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 947.77 |
| Net Investment Earnings on the Collection Account | 8,076.09 |
| Investment Earnings for the Collection Period | 9,023.86 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
| Pool Balance beginning of Collection Period | 742,186,762.20 | 35,120 |
| Principal Collections | 21,543,461.72 | |
| Principal Collections attributable to Full Pay-offs | 10,456,785.67 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 481,078.48 | |
| Pool Balance end of Collection Period | 709,705,436.33 | 34,442 |
| Pool Factor | 43.89% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.83% | 2.82% |
| Weighted Average Number of Remaining Payments | 54.86 | 36.80 |
| Weighted Average Seasoning (months) | 10.12 | 29.50 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 705,326,605.01 | 34,293 | 99.38% |
| 31-60 Days Delinquent | 3,085,720.94 | 110 | 0.43% |
| 61-90 Days Delinquent | 1,171,618.50 | 35 | 0.17% |
| 91-120 Days Delinquent | 121,491.88 | 4 | 0.02% |
| Total | 709,705,436.33 | 34,442 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 481,078.48 | 20 | 8,844,953.46 | 288 |
| Principal Net Liquidation Proceeds | 180,352.68 | | 1,292,151.84 | |
| Principal Recoveries | 376,808.54 | | 3,718,400.72 | |
| Principal Net Loss / (Gain) | (76,082.74) | | 3,834,400.90 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | | |
|---|---|---|
| Current Collection Period | (0.126%) | |
| Prior Collection Period | 0.180 % | |
| Second Prior Collection Period | 0.281 % | |
| Third Prior Collection Period | 0.585 % | |
| | | |
| Four Month Average | 0.230% | |

| | | |
|---|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | | 0.237% |
| **Average Net Loss / (Gain)** | | 13,313.89 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.